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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998



                             CONTENTS

                                                          Page

Statements of Income                                             1

Balance Sheets                                              2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                         3

Statements of Cost of Operation                                  4

Price Per Ton of Coal Deliveries                                 5

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
                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998
                                (UNAUDITED)

                                                                               Three
                                                                               Months
                                            Month Ended                  Ended
                               January 31,  February 28,   March 31,    March 31,
                                  1998          1998          1998         1998
                                              (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .    $904          $873          $834        $2,611

COST OF OPERATION. . . . . . . . . .     893           863           826         2,582

OPERATING INCOME . . . . . . . . . .      11            10             8            29

NONOPERATING INCOME. . . . . . . . .      -             -              3             3

INCOME BEFORE FEDERAL INCOME TAXES .      11            10            11            32

FEDERAL INCOME TAXES . . . . . . . .       5             4             5            14

NET INCOME . . . . . . . . . . . . .    $  6          $  6          $  6        $   18

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
            BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 1998
                                (UNAUDITED)
                                          January 31,  February 28,   March 31,
                                             1998          1998         1998
                                                      (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .  $  785        $  785        $  824
  Accumulated Amortization. . . . . . . . . . . .     483           490           495
         NET MINING PLANT . . . . . . . . . . . .     302           295           329

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .      50            76            15
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .      23            21            23
    Affiliated Companies. . . . . . . . . . . . .   2,217         2,770         2,967
  Materials and Supplies. . . . . . . . . . . . .     789           797           805
  Other . . . . . . . . . . . . . . . . . . . . .      15            12            11
         TOTAL CURRENT ASSETS . . . . . . . . . .   3,094         3,676         3,821

DEFERRED INCOME TAXES . . . . . . . . . . . . . .     724           737           744

REGULATORY ASSETS . . . . . . . . . . . . . . . .     294           185           181

DEFERRED CHARGES. . . . . . . . . . . . . . . . .     100            95           203

           TOTAL. . . . . . . . . . . . . . . . .  $4,514        $4,988        $5,278

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . . .     826           832           838
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .   1,326         1,332         1,338

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   1,167         1,195         1,231

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      65           148            92
    Affiliated Companies. . . . . . . . . . . . .     143           171           181
  Accrued Rentals . . . . . . . . . . . . . . . .     342           605           894
  Other . . . . . . . . . . . . . . . . . . . . .     488           454           469
         TOTAL CURRENT LIABILITIES. . . . . . . .   1,038         1,378         1,636

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .     927           907           888

REGULATORY LIABILITIES. . . . . . . . . . . . . .      56           176           185

           TOTAL. . . . . . . . . . . . . . . . .  $4,514        $4,988        $5,278
/TABLE
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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998


Services Rendered to
Columbus Southern                    Raw                 Clean
Power Company's                      Coal                Coal       Average
Conesville Plant*                    Input    Rejects    Output    Unit Price    Amount
  (Month/Year)                       (tons)    (tons)    (tons)     (per ton)     (000)
January 1998. . . . . . . . . . .   212,808   29,722     183,086      $4.94       $904

February 1998 . . . . . . . . . .   204,295   28,737     175,558      $4.97       $873

March 1998. . . . . . . . . . . .   190,020   25,847     164,173      $5.08       $834


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and
   Columbus Southern Power Company, the parent of Conesville  Coal Preparation Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998

                                                                                  Three
                                                                                  Months
                                                  January   February   March      Ended
                                                    1998      1998      1998     3/31/98
                                                              (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . .   $112      $ 79      $ 93      $  284
Benefits-UMW* . . . . . . . . . . . . . . . . . .     73        73        62         208
Office Salaries and Benefits. . . . . . . . . . .     87       101        99         287
Operating Materials . . . . . . . . . . . . . . .     65        40        23         128
Maintenance - Materials and Services. . . . . . .     66        31        92         189
Electricity . . . . . . . . . . . . . . . . . . .     62        54        59         175
Other Billed Services . . . . . . . . . . . . . .     11        15        26          52
Rentals . . . . . . . . . . . . . . . . . . . . .    322       326       322         970
Amortization of Deferred Gain on Sale of Plant. .    (20)      (20)      (19)        (59)
Depreciation. . . . . . . . . . . . . . . . . . .      2         2         3           7
Cleaning Cost Normalization** . . . . . . . . . .     56       119         9         184
Other . . . . . . . . . . . . . . . . . . . . . .     57        43        57         157

          Total . . . . . . . . . . . . . . . . .   $893      $863      $826      $2,582


 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on forecasted results  for  the  remainder of the  year.  The amount of cleaning cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.
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
                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1998


                                                January    February    March
                                                  1998       1998       1998
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . . $41.05 *   $42.06 *   $44.65 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
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